Exhibit 12.1

STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(dollars in thousands)

	Year Ended December 31,					Nine Months Ended September 30, 2006
	2001	2002	2003	2004	2005
Net loss	(80,273)	(49,903)	(130,031)	(252,298)	(102,505)	(100,219)
Add: fixed charges	6,467	12,335	10,694	12,504	18,942	42,080

Earnings as defined	(73,806)	(37,568)	(119,337)	(239,794)	(83,563)	(58,139)

Fixed charges and preferred stock dividends:
Interest expensed and capitalized	5,988	11,240	9,326	10,988	17,559	41,641
Estimated interest component of rent	479	1,095	1,368	1,516	1,383	439
Preferred stock dividends	0	0	0	0	0	0

Total fixed charges and preferred stock dividends	6,467	12,335	10,694	12,504	18,942	42,080

Ratio of earnings to fixed charges and preferred stock dividends(1)	—	—	—	—	—	—

(1)	Earnings (as defined) for the period were insufficient to cover fixed charges by an amount equal to the net loss for the period.